Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004

W. John McGuire
202.739.5654
wjmcguire@morganlewis.com

VIA EDGAR

April 14, 2010

Richard Pfordte
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Transparent Value Trust (the “Trust”); SEC File Nos. 333-159992 and 811-22309; Pre-Effective Amendment No. 2 on Form N-1A (“Amendment No. 2”)

Dear Mr. Pfordte:

This letter responds to comments you provided in separate telephonic discussions with me on Monday, April 5, 2010 and Tuesday, April 13, 2010, with respect to the Trust’s Amendment No. 2. Amendment No. 2 was filed on March 25, 2010 and included disclosure with respect to the Trust’s three initial series: Transparent Value Dow Jones RBP U.S. Large-Cap Aggressive Index Fund, Transparent Value Dow Jones RBP U.S. Large-Cap Defensive Index Fund, and Transparent Value Dow Jones RBP U.S. Large-Cap Market Index Fund (each a “Fund” and collectively the “Funds”).

Your comments with respect to Amendment No. 2, and responses thereto on behalf of the Trust, are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 2.

1)	Comment: In the fee table for each Fund, please revise the line item “Less Contractual Fee Waiver” to “Less Expense Reimbursements.”

Response: We have made the requested change.

2)	Comment: Please revise the second footnote to the fee table for each Fund as follows:

Guggenheim Investment Management, LLC (“Guggenheim” or the “Adviser”) has contractually agreed to reduce fees and reimburse expenses to the extent necessary to keep Net Expenses (excluding interest, taxes, acquired fund fees and expenses, brokerage commissions and extraordinary expenses) from exceeding 1.50% and 1.35% of the Fund’s average daily net assets of the Class A Shares and Class F-1 Shares,

Richard Pfordte
April 14, 2010

respectively, until January 31, 2013. This Agreement may be terminated~~: (i)~~ by the Board, for any reason at any time~~; or (ii) by the Adviser, upon no more than sixty (60) days’ nor less than thirty (30) days’ prior written notice to the Trust, effective as of the close of business on the last day of the then current one-year period~~.

Response: We have made the requested change.

3)	Comment: In the “Principal Investment Strategies” section for each Fund, please include disclosure stating that each Fund is expected to track within 95% of the performance of its index.

Response: We have added the following sentence after the first sentence of the “Principal Investment Strategies” section for each Fund:

The Adviser expects that, over time, the Fund’s tracking error will not exceed 5%.

4)	Comment: Please delete the sub-section “Hypothetical Index Performance” from the “Additional Index Information” section in the prospectus.

Response: We have made the requested deletion.

5)	Comment: Please move Appendix C (“Guide to the Dow Jones RBP Directional Series IndexesSM”) and Appendix D (“RBP® Probability Scores”) currently included in the SAI to the prospectus.

Response: In response to Comment 4 above, we have removed the sub-section “Hypothetical Index Performance” from the “Additional Index Information” section in the prospectus. Because back-tested performance information is no longer included in the registration statement, the disclosure included in Appendices C and D has been removed in its entirety, as it is no longer applicable.

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The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to

Richard Pfordte
April 14, 2010

Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. As previously communicated, we renew our request for acceleration as soon as practicable. Please do not hesitate to contact the undersigned at (202) 739-5654 if you have any questions concerning the foregoing.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	Armen Arus
Keith Kemp